UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Stoned Immaculate Vintage, Inc.

Legal status of issuer

> ***Form***
> C-Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> California
>
> ***Date of organization***
> 06/26/2015

Physical address of issuer
137 N. LARCHMONT BLVD. #227, LOS ANGELES, CA. 90004 USA

Website of issuer
https://stonedimmaculateclothing.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
6,250

Price (or method for determining price)
$4.00 per share

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
November 23, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$176,931	$123,021
Cash & Cash Equivalents	$10,013	$25,254
Accounts Receivable	$43,626	$13,295
Short-term Debt	$58,000	$25,510
Long-term Debt	$264,000	$270,000
Revenues/Sales	$449,476	$461,516
Cost of Goods Sold	$257,034	$279,846
Taxes Paid	$800	$800
Net Income	$27,419	$-77,016

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 29, 2018

Stoned Immaculate Vintage, Inc.

Stoned Immaculate

Up to $1,000,000 of Preferred Stock


Stoned Immaculate Vintage, Inc. ("Stoned Immaculate", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 23, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by November 23, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 23, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to

differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://stonedimmaculateclothing.com/invest.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/stoned.immaculate

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Stoned Immaculate Vintage, Inc. is a California C-Corporation, formed on 06/26/2015.

The Company is located at 137 N. LARCHMONT BLVD. #227, LOS ANGELES, CA. 90004 USA.

The Company's website is https://stonedimmaculateclothing.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/stoned.immaculate and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,000,000
Purchase price per Security	$4.00
Minimum investment amount per investor	$1,000
Offering deadline	November 23, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "Concentrations of Risk" note in the reviewed financials. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted transactions with related parties. See additional details on page 18.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Alan Johnson and Elliot Johnson. They have not yet signed employment contracts with the Company. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Cyclical and seasonal fluctuations in the economy may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We face competition from other companies in the DTC clothing space. Existing companies that engage in the DTC clothing business or are within the textiles space could introduce new or enhance existing products that could threaten Stoned Immaculate' s market share.

We may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for Stoned Immaculate to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive clothing space. A large portion of their 2018 projected sales growth is coming from increase digital marketing spend, which they have only been doing for a few months.

Given the niche designs of our products, our sales can be driven and highly influenced by consumer fads and preferences. These could change very quickly potentially impacting Stoned Immaculate' s sales. We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

Achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

The Company could be harmed if we are unable to accurately forecast demand for our products and to adequately manage our product inventory. Additionally, if we overestimate inventory, the Company may be left with excess inventory, which may become obsolete or out-of-date.

The Company has previously parted ways with a previous co-founder, Chloe Chippendale. The Company has completed the purchase of previous equity in the business.

The Company is currently in the process of obtaining a Certificate of Good Standing from the State of California, which usually takes about a week. If the Company is not currently in Good Standing, the Company's ability to do business could be impacted. The negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Stoned Immaculate Clothing stands for sustainability, equal rights, women's empowerment and quality. Join our mission to make a difference.

Business Plan

Our Customer
Our woman is strong, motivated, and conscious of the world around her. The women's liberation movement of the 1970's was a turning point not only politically, but stylistically. For the first time, women were able to wear the clothes that didn't present them as mere objects, but as empowered people with a point of view. Stoned Immaculate sees the similarities between the emerging woman of the 70's and today's woman. Stoned Immaculate joins with its woman to keep the revolution going.

Our Products
Our line continues to expand. At present, sweaters, denim, outerwear, lingerie, silks, and ringer T's outfit our woman. Accessories including sunglasses and purses add that final touch of vintage/contemporary chic to our collection. Most of our line is made in Los Angeles. We are a hands on family run company with an emphasis on sustainability and quality, that is the touchstone of our brand.

Our Success
Always looking towards the designs of the future, Stoned Immaculate, has secured the licensing of David Bowie. We look forward to showing you the ch-ch-changes that will truly blow your mind. Our customer base is growing. Our repeat customer base is strong. Our average order has grown by more than 10% from 2017 to 2018. Stoned Immaculate may be a newer company, but our leadership team has been in the fashion world for decades.

The Company's Products and/or Services
Design
Our products are ethically manufactured with premium recycled fabrications. We design everything in-house and produce in small batches locally in Los Angeles, California with 90% of our products. Our styles stand out through design and unique colorways. We labor extensively to get every detail just right - design, color, fit, luxurious fabric. We believe in staying true to the origins of manufacturing apparel with every stitch.

Direct-To-Consumer
Our model is focused on the direct-to-consumer (DTC) model. Shopify, the platform upon which Stoned Immaculate web presence is built, offers the technical support necessary to ensure secure transactions and a smooth customer experience at virtually every level of scale.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Target market: Evenly spread among women from age 18-60.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.20% of the proceeds, or $28,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $84,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Inventory	60%	60%	40%
Digital Marketing	40%	40%	25%
Future Operations	0%	0%	35%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
ALAN JOHNSON	PRESIDENT, CEO	CEO STONED IMMACULATE VINTAGE, INC.
ELLIOT JOHNSON	SECRETARY, CREATIVE DIRECTOR, DESIGN	CREATIVE DIRECTOR, STONED IMMACULATE VINTAGE, INC.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,000,000	The holders of common stock are entitled to one vote per share of common stock held.	Holders of common stock and preferred stock vote together on certain matters.	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Other material terms
LOAN	ALAN JOHNSON	$150,000 AT CLOSING	8%, DEMAND NOTE	N/A	WILL CONVERT INTO 38,000 SHARES OF COMMON STOCK AT POST MONEY VALUATION AT THE CLOSE OF THE OFFERING
ACCRUED EXPENSE	EXCESS, INC.	$56,000.00 AS OF 7-31-18	N/A	N/A	N/A

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Alan Johnson and Elliot Johnson.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
ALAN JOHNSON	700,000 SHARES, COMMON STOCK	70%
ELLIOT JOHNSON	300,000 SHARES, COMMON STOCK	30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Stoned Immaculate Vintage, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company sells apparel. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Inventory

Inventory consists of goods available for sale and work in process. Management's experience suggests that losses due to non-saleable inventory are likely to be infrequent. Thus, no amount has been recorded in the statements to account for non-saleable inventory.

License

The Company has the non-exclusive right to use David Bowie's likeness on certain items of apparel through March 31, 2020. In exchange for this right, the Company has agreed to remit 19% of net sales of such items to Perryscope Productions, LLC, the licensor.

Revenue

The Company earns revenue primarily from sales of apparel. The Company sells items wholesale and online. Sales are stated net of returns, discounts, sales taxes, and other amounts for which the Company is not expected to recognize revenue. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies office and warehouse space under a month to month sublease agreement with Alan Johnson, the Company's majority shareholder. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $43,000 in cash on hand as of August 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

In 2017 and 2016, the Company issued a note to Alan Johnson, its majority shareholder, in exchange for cash for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 8% per annum, will have an outstanding amount of $150,000 at the close of the offering, and will convert into 38,000 shares of common stock at the close of the offering. The note was issued as a private placement under Section 4(a)(2) of the Securities Act of 1933.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of Series Seed the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the

Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2017 and 2016, the Company issued a note to Alan Johnson, its majority shareholder, in exchange for cash for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 8% per annum, will have an outstanding amount of $150,000 at the close of the offering, and will convert into 38,000 shares of common stock at the close of the offering. The note was issued as a private placement under Section 4(a)(2) of the Securities Act of 1933.

The Company has an accrued liability to Excess, Inc (owned by Alan Johnson). as of 7-31-2018 of $56,000.00, this is back salary to Alan Johnson.

Chloe Chippendale, a former board member of Stoned Immaculate, left the Company on August 4, 2017. Alan Johnson completed a purchase of her stock.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alan Johnson
_____
(Signature)

Alan Johnson
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Elliot Johnson
_____
(Signature)

Elliot Johnson
_____
(Name)

Creative Director
_____
(Title)

_____
(Date)

/s/Alan Johnson
_____
(Signature)

Alan Johnson
_____
(Name)

CEO
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

STONED IMMACULATE VINTAGE, INC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

July 17, 2018



Independent Accountant's Review Report

To Management
Stoned Immaculate Vintage, Inc.
Los Angeles, CA

We have reviewed the accompanying balance sheet of Stoned Immaculate Vintage, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 17, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

STONED IMMACULATE VINTAGE, INC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

_____

	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ 10,013	$ 25,254
Accounts Receivable	43,626	13,295
Inventory	123,291	72,472
Prepaid expenses	-	5,000
Prepaid Goods	-	2,000
TOTAL CURRENT ASSETS	176,930	118,021
NON-CURRENT ASSETS		
Loans to Members	-	5,000
TOTAL NON-CURRENT ASSETS	-	5,000
TOTAL ASSETS	176,931	123,021
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expenses	58,000	25,510
TOTAL CURRENT LIABILITIES	58,000	25,510
NON-CURRENT LIABILITIES		
Note Payable	264,000	270,000
TOTAL NON-CURRENT LIABILITIES	264,000	270,000
TOTAL LIABILITIES	322,000	295,510
SHAREHOLDERS' EQUITY		
Common stock(10,000 shares authorized; 1,000 issued, $.10 par value)	100	100
Retained Earnings (Deficit)	(145,169)	(172,589)
TOTAL SHAREHOLDERS' EQUITY	(145,069)	(172,489)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 176,931	$ 123,021

Unaudited- See accompanying notes.

STONED IMMACULATE VINTAGE, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 449,476	$ 461,516
Cost of Goods Sold	257,034	279,846
Gross Profit	192,442	181,669
Operating Expense		
Commission and Consulting	62,800	57,735
General and Administrative	36,600	48,657
Marketing	25,164	60,849
Rent & Warehouse	20,000	40,189
Shipping	10,479	40,525
	155,043	247,956
Net Income from Operations	37,399	(66,286)
Other Income (Expense)		
State and Local Tax	(800)	(800)
Interest Expense	(9,179)	(9,930)
Net Income	$ 27,419	$ (77,016)

STONED IMMACULATE VINTAGE, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 27,419	$ (77,016)
Change in Accounts Receivable	(30,331)	(7,796)
Change in Inventory	(50,819)	(3,739)
Change in Loan to Members	5,000	(5,000)
Change in Prepaid Expenses	5,000	10,000
Change in Prepaid Goods	2,000	(2,000)
Change In Accounts Payable	32,934	-
Change in Accrued Expense	(444)	14,003
Net Cash Flows From Operating Activities	(9,241)	(71,548)
Cash Flows From Financing Activities		
Change in Notes Payable	(6,000)	90,000
Non-Cash Adjustment to Capital (Reorganization)	-	(6,500)
Issuance of Common Stock	-	100
Net Cash Flows From Investing Activities	(6,000)	83,600
Cash at Beginning of Period	25,254	13,202
Net Increase (Decrease) In Cash	(15,241)	12,052
Cash at End of Period	$ 10,013	$ 25,254

STONED IMMACULATE VINTAGE, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2017	**2016**
BEGINNING EQUITY	$ (172,489)	$ (89,072)
Issuance of Common Stock	-	100
Non-Cash Adjustment to Capital (Reorganization)	-	(6,500)
Net Income (loss)	27,419	(77,016)
ENDING EQUITY	$ (145,069)	$ (172,489)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Stoned Immaculate Vintage, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company sells apparel.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists of goods available for sale and work in process. Management's experience suggests that losses due to non-saleable inventory are likely to be infrequent. Thus, no amount has been recorded in the statements to account for non-saleable inventory.

License

The Company has the non-exclusive right to use David Bowie's likeness on certain items of apparel through March 31, 2020. In exchange for this right, the Company has agreed to remit 19% of net sales of such items to Perryscope Productions, LLC, the licensor.

Revenue

The Company earns revenue primarily sales of apparel. The Company sells items wholesale and online. Sales are stated net of returns, discounts, sales taxes, and other amounts for which the Company is not expected to recognize revenue. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies office and warehouse space under a month to month sublease agreement with Alan Johnson, the Company's majority shareholder. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2015. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE C- DEBT

In 2017 and 2016, the Company issued a note to Alan Johnson, its majority shareholder, in exchange for cash for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 8% per annum.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 17, 2018, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website



Invest in Stoned Immaculate

Premium vintage-inspired women's clothing

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$1,000	**$4,000,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

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Time Left **58d : 11h : 12m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Stoned Immaculate is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Stoned Immaculate without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Profitable in 2017 with $449K in Net Sales.

> Signed license agreements with Perryscope Productions,LLC/Epic Rights, inc(for David Bowie) and Authentic Hendrix LLC & Experience Hendrix LLC (For Jimi Hendrix)

> Sold online on Revolve and Free People. Signed Concession Agreement with TopShop to sell in New York, Los Angeles, and London.

> Seen on Selena Gomez, Emma Roberts, Vanessa Hudgens, Olivia Wilde, and Chanel Iman. (Note: they are not contracted individuals/partners.) Over 206,000 Instagram followers

> Media mentions include Vogue, Nylon, Los Angeles Times, and New York Times.

Fundraise Highlights

> Total Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Preferred Equity

> Pre-Money Valuation: US $4,000,000

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

PROFILE MENU

Stoned Immaculate Clothing stands for sustainability, equal rights, women's empowerment, and quality. Join our mission to make a difference.

Since 2016, Stoned Immaculate has worked to establish itself as not just a clothing line, but a movement. We believe that fashion is a language that lets you know who a woman is.

Our Customer

Our woman is strong, motivated, and conscious of the world around her. The women's liberation movement of the 1970's was a turning point not only politically, but stylistically. For the first time, women were able to wear the clothes that didn't present them as mere objects, but as empowered people with a point of view. Stoned Immaculate sees the similarities between the emerging woman of the 70's and today's woman. Stoned Immaculate joins with its woman to keep the revolution going.

Our Products

Our line continues to expand. At present, sweaters, denim, outerwear, lingerie, silks, and ringer T's outfit our woman. Accessories including sunglasses and purses add that final touch of vintage/contemporary chic to our collection. Most of our line is made in Los Angeles. We are a hands on family run company with an emphasis on sustainability and quality, that is the touchstone of our brand.

Our Success

Always looking towards the designs of the future, Stoned Immaculate, has secured the licensing of David Bowie. We look forward to showing you the ch-ch-changes that will truly blow your mind. Our customer base is growing. Our repeat customer base is strong. Our average order has grown by more than 10% from 2017 to 2018. Stoned Immaculate may be a newer company, but our leadership team has been in the fashion world for decades.

Pitch Deck



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Product & Service

Products

Design

Our products are ethically manufactured with premium recycled fabrications. We design everything in-house and produce in small batches locally in Los Angeles, California with most of our products. Our styles stand out through design and unique colorways. We labor extensively to get every detail just right - design, color, fit, luxurious fabric. We believe in staying true to the origins of manufacturing apparel with every stitch.

Direct-To-Consumer

Our model is focused on the direct-to-consumer (DTC) model. Shopify, the platform upon which Stoned Immaculate web presence is built, offers the technical support necessary to ensure secure transactions and a smooth customer experience at virtually every level of scale.

Highlights Gallery

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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Celebrities in Stoned Immaculate
JUNO TEMPLE
OLIVIA WILDE
EMMA ROBERTS

Media Mentions

VOGUE

Daily Mail

Los Angeles Times

NYLON

Team Story

Stoned Immaculate Clothing is not only a team venture, it's a team vision. Founders Alan Johnson and Elliot Hans bring a combined 5 decades in the clothing industry to this project. They have assembled a team of designers, marketers, and strategists to bring forward a line of clothing that is inspired by the past but speaks directly to the contemporary woman. With an emphasis on quality and a commitment to sustainable fashion, Stoned Immaculate Clothing is ready to rock the fashion world.

Founders and Officers

PROFILE MENU



Alan Johnson
CEO





Alan has over 35 years of experience in the garment manufacturing business. He is well versed in both domestic and international production. Having co-founded and run a junior dress house that specialized in prom and other special occasion dresses. Alan's expertise covers all aspects of apparel production, distribution, e-commerce, finance, and marketing.

*Alan is currently a board member and a full-time employee, but does not have an official employment agreement signed with the Company.



Elliot Hans
CREATIVE DIRECTOR & DESIGN

Elliot has been a designer and creative director since 2000 in the apparel business. He is a proven self-starter who has owned and operated a mosaic of commercially and critically acclaimed ventures like Morphine Generation, Literature Noir, and Shwings, Elliot brings a deep passion and attention to detail in his work.

View Elliot's portfolio here: https://elliot-hans.format.com/

*Elliot is currently a board member and a full-time employee, but does not have an official employment agreement signed with the Company.

Key Team Members



Anya Teresse
Designer/ Contractor



Philippa Jeansson
Customer Service & Concessionaire Management/ Contractor



Des Wilson
Designer & Sales/ Contractor

Q&A with the Founder

Q:
Please detail how the departure of Chloe Chippendale has affected the company from an operations, branding, and any other relevant perspective.
Stoned Immaculate: When we purchased Chloe's business Stoned Immaculate Vintage, she was only selling vintage apparel, we thought this was a good platform to build a Ready-to-Wear line on, which we did, Stoned Immaculate Clothing. Alan and Elliot are the ones with the expertise that drives our Ready-to-wear.
Elliot has taken over the position of Design Director and we are supplementing his efforts with freelance designers. Chloe has been out of operations since June 2017, her departure had slowed down our product development for a few months, but we are back on track with over 25 new styles in work.

Q: Please summarize your business and business model.
Stoned Immaculate:
We are a vertical apparel manufacture. We design, purchase fabric, cut and sew women's contemporary apparel for direct to consumer e-commerce sales with approximately 75% manufacturing margins. In addition to e-commerce, we also sell wholesale. The goal is to create a brand that our customer has an emotional attachment to, develop a high repeat business with low return rates.

Q: Please provide further detail on your market opportunity and dynamics.
Stoned Immaculate: We have successfully tapped into the 60's and 70's scene with an authentic and literal interpretation of clothes from that period. A lot of times we are just making copies of vintage styles using better quality fabrics and better fits. This styling has become an entry point into the women's contemporary market, from here we can continue to expand our line and create more opportunity for our customer to buy the brand.

Q: Please detail your competitive advantages and barriers to entry.
Stoned Immaculate:

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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One major advantage we have is the ability to produce and source top quality product that has a consistent fit. We believe fit and quality is a major component to building a brand and repeat business. We have already entered the market, we need new capital to expand our product line and market on social media platforms.

Q: Please outline your customer acquisition and sales strategy.

Stoned Immaculate:

Our primary strategy to expanded our customer base is with digital marketing on various platforms domestically and internationally. We have had continues organic growth, through social media, primarily Instagram, this will continue but we have been excited by our results from digital marketing where we can drive our customer acquisition with sustainability.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $4.0000
Pre-money valuation:	US $4,000,000
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While Stoned Immaculate Vintage Inc. has set an overall target minimum of US $250,000 for the round, Stoned Immaculate Vintage Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Stoned Immaculate Vintage Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Inventory
Digital Marketing

If Maximum Amount Is Raised

Inventory
Digital Marketing
Future

PROFILE MENU

Investor Perks

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

- **Investors that invest $10,000** will be a part of the Morrison Collective. They will receive an owner's discount of 50% off all future purchases.

- **Investors that invest $5,000** will be part of the Hendrix Collective. They will receive an owner's discount of 30% off all future purchases.

- **Investors that invest $1,000** will be part of the Bowie Collective. They will receive an owner's discount of 10% off all future purchases.

- **The first 50 investors that invest $5,000 to $10,000** will receive a limited edition Stoned Immaculate Family bomber jacket.

All investors will receive the following

- Limited Edition Stoned Immaculate T-shirt
- VIP customer service
- First look at new styles
- Free passes to all VIP events

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

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Financial Discussion

Operations

Stoned Immaculate Vintage, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company sells apparel. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Inventory

Inventory consists of goods available for sale and work in process. Management's experience suggests that losses due to non-saleable inventory are likely to be infrequent. Thus, no amount has been recorded in the statements to account for non-saleable inventory.

License

The Company has the non-exclusive right to use David Bowie's likeness on certain items of apparel through March 31, 2020. In exchange for this right, the Company has agreed to remit 19% of net sales of such items to Perryscope Productions, LLC, the licensor.

Revenue

The Company earns revenue primarily from sales of apparel. The Company sells items wholesale and online. Sales are stated net of returns, discounts, sales taxes, and other amounts for which the Company is not expected to recognize revenue. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies office and warehouse space under a month to month sublease agreement with Alan Johnson, the Company's majority shareholder. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $43,000 in cash on hand as of August 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape

The global women's apparel market is $690 billion.

We believe the women's apparel market has been experiencing huge shifts in the traditional business model from product development, marketing, distribution, and sustainability.

The single biggest change is occurring in the digital metrics of brand development via e-commerce. Stoned Immaculate Clothing was started with a vision and a mission to develop a direct to consumer model, centered on authentic and consistent customer engagement.

Our goal is to leverage our digital footprint to not only drive our own e-commerce business but also create demand for the Stoned Immaculate brand with our wholesale accounts. This synergistic approach will allow us to create brand awareness in the traditional brick and mortar environment as well as the digital landscape.

The Stoned Immaculate customer is evenly distributed between 18 to 60-year-old women, some of our customers grew up in the times of the 60's and 70's and others are finding it for the first time.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "Concentrations of Risk" note in the reviewed financials. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Highlights

Overview

Product & Service

The Team

Q&A with Founders

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted transactions with related parties. See additional details on page 18 of the Offering Memorandum.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Alan Johnson and Elliot Johnson. They have not yet signed employment contracts with the Company. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Cyclical and seasonal fluctuations in the economy may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We face competition from other companies in the DTC clothing space. Existing companies that engage in the DTC clothing business or are within the textiles space could introduce new or enhance existing products that could threaten Stoned Immaculate's market share.

We may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for Stoned Immaculate to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive clothing space. A large portion of their 2018 projected sales growth is coming from increase digital marketing spend, which they have only been doing for a few months.

Given the niche designs of our products, our sales can be driven and highly influenced by consumer fads and preferences. These could change very quickly potentially impacting Stoned Immaculate's sales. We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

Achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

The Company could be harmed if we are unable to accurately forecast demand for our products and to adequately manage our product inventory. Additionally, if we overestimate inventory, the Company may be left with excess inventory, which may become obsolete or out-of-date.

The Company has previously parted ways with a previous co-founder, Chloe Chippendale. The Company has completed the purchase of previous equity in the business.

The Company is currently in the process of obtaining a Certificate of Good Standing from the State of California, which usually takes about a week. If the Company is not currently in Good Standing, the Company's ability to do business could be impacted. The negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Data Room

NAME	TYPE
❯ 📁 Pitch Deck and Overview (1 file)	Folder
❯ 📁 Financials (2 files)	Folder
❯ 📁 Fundraising Round (1 file)	Folder
❯ 📁 Investor Agreements (1 file)	Folder
❯ 📁 Miscellaneous (3 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Stoned Immaculate

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Stoned Immaculate. Once Stoned Immaculate accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Stoned Immaculate in exchange

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

certain regulatory procedures are completed, your money will be transferred from the escrow account to Stoned Immaculate in exchange for your securities. At that point, you will be a proud owner in Stoned Immaculate.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Stoned Immaculate has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Stoned Immaculate does not plan to list these securities on a national exchange or another secondary market. At some point Stoned Immaculate may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Stoned Immaculate either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Stoned Immaculate's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Stoned Immaculate's Form C. The Form C includes important details about Stoned Immaculate's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck


Stoned Immaculate

This presentation contains offering materials prepared solely by STONED IMMACULATE VINTAGE, INC. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



"Stoned Immaculate stands for sustainability, equal rights, women's empowerment and quality. Join our mission to make a difference."

A touch of the past with a nod to the future, makes you present.

Established in 2015, Stoned Immaculate Clothing: The Label was born out of 60's and 70's nostalgia, the music born of that era, and the movers and shakers that defined a generation. We create in honor of a time when fashion was more than a business, it was a rebellion. The fabric is rich, details are daring, and love is sewn into every inch of a garment. This label is crafted in small batches and made close to our hearts, here in California. We create with dignity and refined taste to bring you something that we one day hope will be collected and treasured *itself* as vintage.

Customer Value Proposition

The authenticity, creative direction, and engagement with our customers via Social Media show a solid foundation for future Stoned Immaculate growth. In 2 years, it rose from 0 to 206,000 Instagram followers.



stoned_immaculate_

1,203 posts   206k followers   6,000 following

Stoned Immaculate Vintage inspired woman's clothing for the Dazed & Confused. FREE SHIPPING & RETURNS with in 🇺🇸 + world wide flat rate shipping Click link to shop 💋
stonedimmaculateclothing.com

Edit Profile ⚙

Back Stage   SI FOX...   Come Tag...   Made in Cali   Topshop ...   POP UP   Women's ...

⊞ POSTS   ⊡ IGTV   🔖 SAVED   ⊡ TAGGED










Average Order Value (AOV)



Repeat Customer Percentage, 23%



Celebrities in Stoned Immaculate

Selena Gomez


© Patriot Pics / BACKGRID

Vanessa Hudgens


Never
Underestimate the
Power of a WOMAN

Miley Cyrus



Stoned Immaculate does not currently have any formal agreements with celebrities or influencers. The Company typically gifts clothes in exchange for posting and tagging on Instagram. This slide is meant for illustrative purposes. It doe not represent guarantees of future results, levels of activity, performance, or achievements.

Celebrities in Stoned Immaculate

Juno Temple



Olivia Wilde



Emma Roberts


Never Underestimate the Power of a WOMAN

Stoned Immaculate does not currently have any formal agreements with celebrities or influencers. The Company typically gifts clothes in exchange for posting and tagging on Instagram. This slide is meant for illustrative purposes. It doe not represent guarantees of future results, levels of activity, performance, or achievements.

Celebrities in Stoned Immaculate

CHANEL IMAN



OLIVIA WILDE


DISCO SUCKS

Stoned Immaculate does not currently have any formal agreements with celebrities or influencers. The Company typically gifts clothes in exchange for posting and tagging on Instagram. This slide is meant for illustrative purposes. It doe not represent guarantees of future results, levels of activity, performance, or achievements.

Celebrities in Stoned Immaculate

Victoria Beckham



Margo Price





Influencers in Stoned Immaculate

Emma Stern Nielsen


sternnielsen
Follow
474 posts 32.3k followers 510 following
Emma Stern Nielsen www.onemanagement.com | www.lemanagement.dk

Ashley Smith


therealashsmith
Follow
1,171 posts 100k followers 519 following
Ashley Smith 👌Your favorite Texas underdog👌
www.playboy.com/articles/ashley-smith

Rocky Barnes


rocky_barnes
Following
4,622 posts 886k followers 1,623 following
Rocky LA hirachelbarnes@gmail.com snapchat: rocky_barnes
@notiesmgmt rockybarnesblog.com/black

Camille Rowe


fingermonkey
Follow
1,219 posts 276k followers 752 following
Camille Rowe -Bel "liberté, égalité, sensualité" m.youtube.com/watch?v=lZxr5RdPBzE

Stoned Immaculate does not currently have any formal agreements with celebrities or influencers. The Company typically gifts clothes in exchange for posting and tagging on Instagram. Additionally, some individuals shown above are models that were hired by the Company. This slide is meant for illustrative purposes. It doe not represent guarantees of future results, levels of activity, performance, or achievements.

Influencers in Stoned Immaculate

DELILAH PARILLO


lilahsummer
Follow
304 posts 101k followers 396 following
Delilah Parillo Next Models LA snapchat: dilaleh
Never Underestimate the Power of a WOMAN

FARAH HOLT


farahholt
Follow
1,674 posts 28.9k followers 542 following
Yer Twisting My Melon Man! (Currently in Sydney - contact Nicola at Viviens) www.thesquadmanagement.com/women/main-board/?firstName=Farah&modelId=5827

ZIPPORA SEVEN


zippyseven
Follow
874 posts 56.2k followers 504 following
Zippora Seven IMG worldwide

ALYSSA MILLER


luvalyssamiller
Follow
1,449 posts 148k followers 952 following
Alyssa Miller Model, Musician, Actress, Adventurer, Writer and Creator of @modelswrotethis www.karamfoundation.org/emergency-aid-children-of-syria

Stoned Immaculate does not currently have any formal agreements with celebrities or influencers. The Company typically gifts clothes in exchange for posting and tagging on Instagram. Additionally, some individuals shown above are models that were hired by the Company. This slide is meant for illustrative purposes. It doe not represent guarantees of future results, levels of activity, performance, or achievements.

Press

ELLE

The 70's love child is born, out of things vintage.



Feel as though you were born in the wrong decade? You're in luck, as online vintage boutique Stoned Immaculate offer a range of high-waisted denim and snug knits worthy of the effortlessly stylish '70s babes who populate its endlessly inspirational Instagram feed, @stoned_immaculate_.

VOGUE

A Vintage Dealer Launches a Straight-From-the-'70s Collection



Stoned Immaculate Clothing, the line is suffused with a hazy '70s nostalgia. Sun prints come as intarsia on sweaters and seams on jeans, and A-line suede skirts live alongside zip-up dresses. In the '60s and '70s, there was a much stronger emphasis on art, music, connections, and love, and less about profit than today. The architecture, interior design, cars, clothing, and music of that time had heart and soul and were made last. Those things are 40 to 50 years old now and they are still functional, relevant, desirable, and even more valuable today. That's the primary inspiration behind Stoned Immaculate Clothing as we seek to create something worth passing on to future generations.

NYLON

Stoned Immaculate collection is a 1970s dream



Stoned Immaculate Clothing, which first launched last November, is the retro-inspired ready-to-go-wear collection designed by Elliot Hans. The line first grew from the companies desire to incorporate the quality and aesthetic of the vintage pieces they sell under Stoned Immaculate Clothing. Step back into the California Golden area of the '60s and '70s at Stonedimmaculateclothing.com

The above press mentions were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Press

Playboy

LILA TURTLE NECK


PLAYBOY
MISS
NOVEMBER

Broad City

ZIGGY SWEATER


BROAD CITY
COMEDY CENTRAL

The New York Times

OSSIE GROWN


The New York Times
STONED IMMACULATE
STAR DRESS

Management and structure

Stoned Immaculate is a vertical manufacturer. By designing and producing all products under the Stoned Immaculate label, we can apply a high markup (70%-80%) as a manufacturer direct to consumer distributor.



Primary Strategy

Starting with an expansion of direct to consumer platform selling, Stoned Immaculate aims to grow the online platform through the utilization of various digital media strategies. We seek to produce a Stoned Immaculate collection in a seasonal and timely fashion to take advantage of the wholesale market, including brick and mortar, e-commerce stores, and TopShop Concessions program. We also intend to expand our product selection and product categories, collaborations, licensing, and accessories.



Shop-in-Shop Experience

TOPSHOP

In November 2017 Stoned Immaculate partnered with TopShop. Opening their own Shop-in-Shop in key TopShop locations, Los Angeles at The Grove, London at Oxford Circus, and New York, Soho and New York 5th Ave. Our Shop-in-Shop stores in TopShop allow us to merchandise and promote our brand in very high traffic stores with a global customer reach.


CALIFORNIA
1970
Stoned Immaculate

New York, SOHO


Stoned Immaculate

Los Angeles, The Grove


STONED
IMMACULATE

London, Oxford Circus

Collaborations and licensing

PRODUCT COLLABORATIONS

Stoned Immaculate intends to collaborate with other brands to create unique styles that cross promote individual companies social media platforms. An example of this is a recent collaboration we did with Electric Lady studios[1] in New York, which was founded by Jimi Hendrix in 1970, where we created unique styles which were sold on our website as well as theirs.

LICENSING

Stoned Immaculate has licensing deals with certain 1970's bands. Currently working with David Bowie[2] and Jimi Hendrix[3].

[1] Through a verbal agreement.
[2] Through Perryscope Productions, LLC/ Epic Rights, INC.
[3] Through Authentic Hendrix LLC and Experience Hendrix LLC.









Digital Marketing

Our digital marketing agency and the Stoned Immaculate team are leveraging campaign performance data to inform longer-term marketing considerations. One of our main focuses is what we refer to as Sustainable Discovery. Stoned Immaculate is a lifestyle brand that, at its core, has a unique story and position in the marketplace that transport buyers back into California's golden era of the 1960's & 1970's.

This is expected to be done through a two-phased approach. The first phase will include Influencer Marketing in addition to prospecting and retargeting display ads on Facebook and Instagram. We also plan to cross promote/upsell past for new product launches and focus on increasing customer lifetime value.

The second phase will be comprised of increased display tactics, Google Shopping, as well as Paid Search and SEO, and will build off of the successes of the first phase of the campaign. The goal is to drive greater and more sustained exposure for the Stoned Immaculate brand while helping build a more engaged and brand loyal customer pool.

Influencer Marketing

Through our planned influencer marketing, we will tap into the social wealth of social media's most valuable players, to inform the fashionably astute about Stoned Immaculate while protecting the integrity of the brand's high esteem for authenticity both in products and in brand messaging. When matching an influencer with a brand, industry relevance, content quality and influencer personality are considered as the three keys to a successful pairing. While popularity in the influencer's medium of choice is important, ultimately their genuine connection to their followers, as well as their ability to sell their lifestyle, outweighs their number of followers.



Paid Media Strategy



Our paid media strategy will entail a few different strategies. Look-A-Like Prospecting, a process that uses a 1st party site traffic to build an audience profile, will identify users who would most likely download the app. Site Retargeting will redirect site visitors who have visited the Stoned Immaculate website within the last 7 days. Next, we will target users within specific audience segments by employing a keyword list to serve ads on pages across various sites that feature these keywords. Categorical Targeting will run our banner across fashion and style channels. Lastly, Pay Per Click (PPC) will allow a certain dollar amount to different sites to improve customer engagement.

Use of Funds

- Digital Marketing
- Digital marketing campaigns
- Collaborations and licensing
- Warehousing and office
- Product selection and inventory expansion
- Content creation - The brand distinguishes itself deeply through its content. Creating more photoshoots and lifestyle scenes as we expand the brand.


PULL

These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.



EXHIBIT E

Video Transcript

In 2016 we launched Stoned Immaculate here in the canyons of Los Angeles.
Eliot Hans, Creative director and design.
We really wanted to emphasize on echoing that California golden era in the 60s and the 70s. And that comes from vintage clothing, the music, film, art… So, we had a big responsibility to bring something authentic that felt and represented the 60s and 70s.
We're currently in Topshop. We have a pop-up shop in London, New York, and Los Angeles, which is a great way to get exposure to the brand, and for our customer to go and try and see the product on. We're currently doing a licensing deal with David Bowie. We will be doing sweaters bomber jackets. What I love about stone immaculate is the family dynamic and the movement that we have created. There're so many people out there that we collaborate with, from musicians to photographers, and film makers.
What Stoned Immaculate means to us, and what we're trying to get across is, building things authentically with design and with quality; Making things locally and as ethically as possible.

We're a family-owned business, and we've been manufacturing clothing in Los Angeles for over 40 years.
Allen Johnson CEO

When Elliot asked me to develop a brand that was based on the fashion in times of the 60s and 70s, it was really exciting for me, because I grew up in that time period. In 2016, the SEC created what is called Reg CF investments, this generically is known as crowdfunding. What this does is it allows the general public to invest in small start-up companies, where this wasn't available prior to 2016. We elected to use this platform as a way to raise money and in this next go-around for our company, because it gives our customers an opportunity to be owners of the company. Building a brand online has real value, because we can interact directly with our customers. Most of the feedback we get from our customers is very positive, very engaged with our brand. That other day we got a really incredible email from a customer that was pretty inspiring - she said: I only wear jeans and vintage t-shirts, but now I'll be wearing Stoned Immaculate.

For the most part, everyone wants to live a happy and healthy lifestyle.
Des Wilson, Design and Sales.
With that said the fashion industry is the second most polluting industry in the world. Our mission is to create sustainable and ethically made clothing that will last forever. We are not fast fashion we're a lifestyle. Stoned Immaculate reflects the woman who has a voice, stands for something, and is motivated to take on the day. She's an activist when called to be and is deeply connected to a world where love is the answer. Our designs reflect that woman.

Stoned Immaculate stands for sustainability, equal rights, women's empowerment, and quality. Join our mission to make a difference.